82-4518

centrica
taking care of the essentials

[redacted]

04035621

FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	5 July, 2004
At:	001 202 942 96 24	**Ref:**	Stock Exchange Announcement
From:	Secretariat	**No. of pages** (incl. this one)	3

SUPPL

If you do not receive all the pages please contact (telephone: **01753 494008** or fax: **01753 494019**)

Please find following a Stock Exchange Announcement recently released.

Secretariat

dlw 7/20

Secretariat 1st Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**

centrica
taking care of the essentials

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

5 July, 2004

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc
Fidelity Investments – holdings in Centrica plc

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Centrica plc
5 July 2004

Centrica plc received on 5 July 2004 a notification dated 1 July 2004 stating that the interest of FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries (both being non-beneficial holders) and Mr E.C. Johnson 3rd (being a principal shareholder of FMR Corp. and Fidelity International Limited) in Centrica plc had fallen below 3% and had therefore ceased to be notifiable under Section 198 of the Companies Act 1985.

Name of contact and telephone number for enquiries.

Robin Healy
01753 494017

centrica
taking care of the essentials

FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	25 June, 2004
At:	001 202 942 96 24	**Ref:**	Stock Exchange Announcement
From:	Secretariat	**No. of pages** (incl. this one)	

If you do not receive all the pages please contact (telephone: **01753 494008** or fax: **01753 494019**)

Please find following a Stock Exchange Announcement recently released.

Secretariat

Secretariat 1st Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**

centrica

taking care of the essentials

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

25 June, 2004

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc
Notification of major interests in shares

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

25 June 2004

Centrica plc

Centrica plc received on 25 June 2004 a notification dated 24 June 2004 stating that the notifiable interest of FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries (both being non-beneficial holders) and Mr E.C. Johnson 3rd (being a principal shareholder of FMR Corp. and Fidelity International Limited) in Centrica plc had reduced for the purposes of ss.198-203 of the Companies Act 1985.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Centrica plc

2. Name of shareholder(s) having a major interest

FMR Corp, Fidelity International Limited and Mr E.C. Johnson 3rd

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

See schedule in 4 below

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

State Street Nominees Limited	**2,014,915**
State Street Bank & Trust Company	**3,463,600**
Chase Nominees Limited	**16,078,175**
HSBC	**1,205,474**
Sumitomo T&B	**189,709**
State Street Bank & Trust	**3,057,372**
State Street Nominees Ltd	**4,840,419**
HSBC	**1,206,900**
Northern Trust	**1,492,000**
Bank of New York London	**1,071,300**
Nortrust Nominees	**12,300**
Lloyds Bank Nominees Limited	**1,099,300**
MSCO	**188,000**
Chase Nominees Ltd	**739,200**
Lloyds Bank (Stock Exchange Branch) Nominees Limited A/C	**151,200**
BT Globenet Nominees Limited	**735,000**
Mellon Bank	**473,700**
JP Morgan	**425,900**
Royal Trust	**60,000**
MSS Nominees	**607,200**
Morgan Stanley Trust Co. Nominees Limited Bank	**2,600**
BT Globenet Nominees Limited	**95,733**
Chase Manhattan Bank London	**29,088,353**

Chase Nominees Ltd	7,207,277
Mellon Bank	660,249
Citibank	748,860
HSBC	361,500
Bank of New York London	525,300
Northern Trust	640,700
Chase Nominees Ltd	1,411,722
Northern Trust	412,247
Chase Nominees Ltd	3,331,946
Bank of New York-London	18,288,439
HSBC	18,948,270
Chase Manhattan Bank London	10,099,058
Deutche Bank	2,751,332
Northern Trust	5,657,189
JP Morgan	14,480,622
Citibank	101,425
Mellon Nominees Ltd	1,047,700
State Street Nominees Ltd	2,034,600
Nortrust Nominees Ltd	3,078,363
Morgan Stanley	1,150,200
National Australia Bank	168,700
Bank of New York, Brussels	1,518,112
PICG	14,775
State Street Bank & Trust	4,025,900
Chase Manhattan Bank AG Frankfurt	270,301
Brown Brothers Harriman	127,200
Northern Trust London	420,347
State Street Hong Kong	35,100
Master Trust Bank of Japan	61,800
Bankers Trust	332,690
ING Luxembourg	56,237
Bermuda Far East	68,400
Bank of Bermuda	532,972
Mitsubishi Trust	21,100

5. Number of shares / amount of stock acquired
Not known

6. Percentage of issued class
N/A

7. Number of shares / amount of stock disposed
N/A

8. Percentage of issued class
N/A

9. Class of security
Ordinary 5 5/9 pence

10. Date of transaction
Not known

11. Date company informed
25 June 2004

12. Total holding following this notification
168,888,983

13. Total percentage holding of issued class following this notification
3.955%

14. Any additional information
None

15. Name of contact and telephone number for queries
Robin Healy 01753 494 017

16. Name and signature of authorised company official responsible for making this notification
Robin Healy

Date of notification
25 June 2004

centrica

taking care of the essentials

FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	29 June, 2004
At:	001 202 942 96 24	**Ref:**	Stock Exchange Announcement
From:	Secretariat	**No. of pages** (incl. this one)	

If you do not receive all the pages please contact (telephone: **01753 494008** or fax: **01753 494019**)

Please find following a Stock Exchange Announcement recently released.

Secretariat

Secretariat 1st Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**

centrica
taking care of the essentials

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

29 June, 2004

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc
Centrica plc non-executive director declaration

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Centrica plc
Registered in England & Wales No 3033654
Registered Office
Millstream, Maidenhead Road

28 June 2004

Centrica plc non-executive director declaration

In accordance with paragraph 16.13 of the Listing Rules, Mrs Mary Francis, who was appointed a non-executive director of Centrica plc on 22 June 2004, has disclosed, that, on appointment, she had an interest in 1,090 ordinary shares of 5 $^{5}/_{9}$ pence each in Centrica plc.

Enquiries:

Centrica Investor Relations	01753 494000
Centrica Media Relations	01753494085